82-34794


06018435

SUPPL


PROCESSED
NOV 16 2006
THOMSON
FINANCIAL

INTERIM REPORT

Interim Group Accounts as at 30 September

2006

DEPFA BANK plc


DEPFA BANK
PERFORMANCE IN FINANCE

Profit before tax by segment 1 January - 30 September



Budget Finance (€ m)
09/2006
416
09/2005
271
0 50 100 150 200 250 300 350 400 450



Infrastructure Finance (€ m)
09/2006
23
09/2005
8
0 50 100 150 200 250 300 350 400 450



Client Product Services (€ m)
09/2006
31
09/2005
2
0 50 100 150 200 250 300 350 400 450



Global Markets (€ m)
09/2006
95
09/2005
266
0 50 100 150 200 250 300 350 400 450



Net income and ROE after tax - Group
€m
550
500
450
400
350
300
200
100
0
%
40
35
30
25
20
15
10
5
0
29,4
32,9
22,7
20,8
370
534
475
384
2003
2004
2005
09/2006
© DEPFA BANK

* 2003 according to US-GAAP

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA–	P-1, Aa3	A-1+, AA-
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–	P-1, Aa3	A-1, A
DEPFA ACS BANK	F1+, AA–	P-1, Aa3	A-1+, AA-

Group figures

	Q3 2006 € m	Q2 2006 € m	Q1 2006 € m	Q3 2005 € m	Change Q3 2005 versus Q3 2006 € m	%
Earnings						
Net interest income	101	110	107	100	1	1.0
Net fee and commission income	7	12	5	5	2	40.0
Net trading income	9	41	62	25	-16	-64.0
Gains less losses from financial assets	70	67	70	93	-23	-24.7
Other operating income	-	-	-	-	-	
Total operating income	**187**	**230**	**244**	**223**	**-36**	**-16.1**
Operating expenses	-53	-56	-58	-53	-	-
of which staff costs	-32	-33	-37	-32	-	-
of which administrative expenses	-18	-19	-18	-20	2	-10.0
of which depreciation and amortisation	-3	-2	-2	-2	-1	50.0
of which other operating expenditure	-	-2	-1	1	-1	-100.0
Profit before taxation	**134**	**174**	**186**	**170**	**-36**	**-21.2**
Taxation	-24	-34	-52	-38	14	-36.8
Profit for the period	**110**	**140**	**134**	**132**	**-22**	**-16.7**
Balance sheet items	30.09.2006	30.06.2006	31.03.2006	31.12.2005	Changes 31.12.2005 versus 30.09.2006	
Financing volume	219,111	211,948	207,907	205,418	13,693	6.7%
of which drawn	195,587	189,550	185,399	183,947	11,640	6.3%
of which undrawn	23,524	22,398	22,508	21,471	2,053	9.6%
Outstanding securities	107,031	104,335	106,229	103,014	4,017	3.9%
Shareholders' capital	2,611	2,480	2,433	2,304	307	13.3%
Total assets	228,898	221,011	221,613	228,630	268	0.1%
Key ratios	Q3 2006	Q2 2006	Q1 2006	Q3 2005		
Cost/income ratio	28.3%	24.3%	23.8%	23.8%		
Earnings per share €	0.32	0.41	0.39	0.39		
RoE after taxes	17.3%	22.8%	22.6%	25.4%		

Contents

Letter to Shareholders

Dear Shareholders,

The net profit for the third quarter of 2006 amounted to € 110 m. This result is below the very good first two quarters of 2006 mainly because of further reduced contributions from the segments Global Markets and Corporate Centre. DEPFA is still on track to achieve its full year Return on Equity (RoE) target of 20-25% after taxes. Current conditions however support an estimated RoE at the lower end of this range. DEPFA continues to place the emphasis on the more sustainable client-facing segments Budget Finance, Infrastructure Finance and Client Product Services. Altogether they constitute 83% of the pre-tax profit income of the business segments (excl. Corporate Centre) for the first 9 months 2006 against only 51% for the first 9 months 2005. At the same time total profit before taxation increased from € 478 m to € 494 m. DEPFA BANK plc is planning a substantial increase in dividends from 25 cents per share to 40 cents per share (+60%). After years of a continuous build-up in its equity base this will bring DEPFA's pay-out ratio and dividend yield closer to its European banking peers. At the same time the bank is ensuring that there is ample scope for a further strengthening of capital.

Net interest income remained flat year-on-year at € 101 m, but is lower than the levels of the previous two quarters. The segmental breakdown of net interest income, made possible by the introduction of segment reporting earlier in the year reveals, however, a more encouraging trend. The combined interest income from Budget Finance, Infrastructure Finance and Client Product Services was up 18% year-on-year to € 100 m and was also slightly higher than in the previous quarters this year.

Net fee and commission income increased by € 2 m to € 7 m due to continued growth in liquidity and Letter of Credit (LOC) facilities in the U.S. which is the main contributor to this p&l item. The trading result of € 9 m was down 64% y-o-y, mainly due to negative valuation effects from hedge accounting under IAS 39. The impact from the valuation effect amounted to - € 16 m, which represents a considerable negative swing from the preceding quarters. Income from sale of assets fell by 25% to € 70 m and related to opportunities arising from credit spread movements of mostly high grade mature market assets. Total revenues fell 16% overall to € 187 m.

The cost income ratio for the third quarter amounted to 28%. Total expenditure was flat y-o-y at € 53 m, which underscores our determination to maintain cost discipline even in a phase of continuing investments in the product range as well as in front office and support area manpower. Income before taxes amounted to € 134 m.

Budget Finance

Budget Finance provides the core of the bank's earnings with income generated from our micro hedged public sector portfolio. Net interest income rose by 11% year-on-year to € 89 m helped by continued steady growth in the asset portfolio. In the underwriting of new business DEPFA has remained prudent. DEPFA's policy remains to add assets on to its books that preserve margin stability and the high credit quality of the portfolio while at the same time managing volumes according to existing and expected opportunities. The bank has successfully targeted marketing efforts in certain developed public sector markets where it has been historically underrepresented; notably with UK local authorities and supranational agencies. To this list we should also add United States Municipalities where DEPFA has continued to prosper even in more difficult conditions of falling Municipal debt issuance. Taking its cue from how DEPFA built up its European franchise the U.S. operation has had increasing success in originating business with direct debt placements. Furthermore, the regional business mix within the US is becoming more diversified and DEPFA now has a strong foothold in five U.S. States.

Funding activities continued to underpin the profitability of the Budget Finance business. DEPFA's strong credit profile in the debt markets and ability to attract new investors to its short term and long term funding instruments are instrumental in maintaining the bank's price competitiveness. Funding costs of money market instruments have remained stable at ca. 6 bps below Euribor for the past 5 years. Covered bond funding costs have improved over the last three years and during the course of 2006 have declined to sub-Euribor levels at a range of -2/-3 bps.

Total revenues totalled € 159 m, a 53% increase year-on-year. DEPFA's significant asset portfolio has continued to provide ongoing opportunities for sales and akin to a major investor in the public sector debt markets DEPFA has successfully optimised returns. Income before taxes stood at € 140 m.

€ m	Q3 2006	Q3 2005	Change	Change %
Net interest income	89	80	9	11%
Non-interest revenues	70	24	46	192%
Total operating income	**159**	**104**	**55**	**53%**
Operating expenses	**-19**	**-20**	**1**	**-5%**
Profit before taxation	**140**	**84**	**56**	**67%**
Key Balance sheet items				
Financing volume (on-balance sheet)	170,980	159,001	11,979	8%
Financing volume (off-balance sheet)	21,971	16,831	5,140	31%
Average equity	1,338	1,238	100	8%
Key ratios				
Cost/income ratio	12%	19%		
ROE	42%	27%		

Infrastructure Finance

The Infrastructure Finance segment has continued the strong upswing in performance that has taken hold since the second quarter of 2006. Net interest income in Q3 has more than doubled year on year to € 12 m. This strong development in earnings has been achieved by a controlled expansion in business volume. DEPFA manages its exposure to infrastructure risk very actively to achieve a well diversified portfolio and an optimal use of capital. In the Q2 2006 interim report we mentioned that we had completed our second major securitisation of PPP financing assets via the 'EPIC' platform; this transaction removed more than € 600 m of risk-weighted assets with the effect already contributing to the improvement in RoE, that has now reached 16%. Syndication and sales in the secondary market also play an integral role in the portfolio risk management process. This has kept the growth in PPP exposures for the year to a measured pace, even though the overall amount of new business underwritten by the IFU in the second and third quarters has been particularly strong. Transaction activity in the third quarter was spread between the US, DEPFA's strongest growing market for PPP financing, the UK, Italy and France inter alia. The helpful trend towards more robust legal frameworks for PPP contractual arrangements in countries like France generates increased opportunities. Income before taxes reached € 11 m in the third quarter, a significant increase against the comparable period in 2005.

€ m	Q3 2006	Q3 2005	Change	Change %
Net interest income	12	5	7	140%
Non-interest revenues	3	1	2	200%
Total operating income	**15**	**6**	**9**	**150%**
Operating expenses	**-4**	**-4**	**0**	**0%**
Profit before taxation	**11**	**2**	**9**	**450%**
Key Balance sheet items				
Financing volume (on-balance sheet)	4,963	1,635	3,328	204%
Financing volume (off-balance sheet)	1,553	1,057	496	47%
Average equity	278	125	153	123%
Key ratios				
Cost/income ratio	27%	67%		
ROE	16%	6%		

Client Product Services

Total operating income of the Client Product Services segment was flat year-on-year at € 7 m, however was lower than the levels achieved in the first half year. Over the first nine month period the long term performance of this area is nevertheless dynamic with total revenues totalling € 48 m, well in line with our growth expectations for this segment for the year. There is an element of seasonality in the Q3 result. However a pick-up of client swap derivative transactions, which is the main revenue driver of this segment, can be observed. Furthermore, other product areas are likely to increase their contributions. The further build up of the book of Guaranteed Investment Contracts (GICs), which now has reached US$ 2.2 bn will over successive quarters provide an increasing income stream. The expected launch of AAA rated credit enhanced GIC entities should also give an added spur to growth. The bank has also added a new field in its offering of advisory services to the public sector by setting up a pension advisory unit. Income before taxes totalled € 1 m.

€ m	Q3 2006	Q3 2005	Change
Net interest income	-1	-	-1
Non-interest revenues	8	7	1
Total operating income	7	7	0
Operating expenses	-6	-4	-2
Profit before taxation	1	3	-2
Key Balance sheet items			
Financing volume (on-balance sheet)	906	0	906
Financing volume (off-balance sheet)	0	0	0
Average equity	59	15	44
Key ratios			
Cost/income ratio	86%	n/a	
ROE	7%	n/a	

Global Markets

Total operating income in the Global Markets segment declined significantly to € 30 m against the comparable period in 2005. This trend has been underway since the beginning of the year as a result of reduced positioning and the development in the interest rate environment. Going forward there is upside potential from new sources of trading revenues, in particular in the U.S. market where we can build on our successful BMA trading activity. Income before taxes totalled € 25 m.

€ m	Q3 2006	Q3 2005	Change	Change %
Net interest income	10	19	-9	-47%
Non-interest revenues	20	90	-70	-78%
Total operating income	**30**	**109**	**-79**	**-72%**
Operating expenses	**-5**	**-8**	**3**	**-38%**
Profit before taxation	**25**	**101**	**-76**	**-75%**
Key Balance sheet items				
Financing volume (on-balance sheet)	13,936	9,925	4,011	40%
Financing volume (off-balance sheet)	0	300	-300	-100%
Average equity	664	419	245	58%
Key ratios				
Cost/income ratio	17%	7%		
ROE	15%	96%		

Corporate Centre

The Corporate Centre consists of various cost and revenue items that cannot be allocated to the other business segments. In the third quarter the impact of the non-interest revenue items was particularly pronounced, at - € 15 m. This was caused principally by valuation effects of hedging derivatives that have not qualified for hedge accounting treatment under IAS39. Though the swing was quite large compared to the second quarter, the overall net impact over the year to date shows a much smoother development of + € 7 m. As in the past net interest income is burdened by expenses for subordinated debt, which unlike Tier 1 hybrid capital issues are not spread between the segments. Profit before taxes in the Corporate Centre showed a negative - € 43 m result.

€ m	Q3 2006	Q3 2005	Change	Change %
Net interest income	-9	-4	-5	125%
Non interest revenues	-15	1	-16	-
Total operating income	**-24**	**-3**	**-21**	**700%**
Operating expenses	**-19**	**-17**	**-2**	**12%**
Profit before taxation	**-43**	**-20**	**-23**	**115%**
Key balance sheet items				
Financing volume (on-balance sheet)	4,802	6,644	-1,842	-28%
Financing volume (off-balance sheet)	0	0	0	0%
Average equity	218	285	-67	-23%

Interim financial information as at 30 September 2006

Consolidated income statement	Note	1 Jan - 30 September 2006 € m	2005 € m
Interest and similar income		6,308	5,545
Interest expense and similar charges		-5,990	-5,239
Net interest income	1	**318**	**306**
Fee and commission income		31	20
Fee and commission expense		-7	-6
Net fee and commission income	2	**24**	**14**
Net trading income	3	112	-111
Gains less losses from financial assets		207	420
Other operating income		-	7
Total operating income		**661**	**636**
Staff costs		-102	-99
Administrative expenses		-55	-52
Depreciation and amortisation		-7	-7
Other operating expenditure		-3	-
Total operating expenses		**-167**	**-158**
Net operating profit before impairment losses		**494**	**478**
Impairment losses on loans and advances		-	-
Profit before taxation		**494**	**478**
Taxation		-110	-101
Profit for the period attributable to the equity holders of the company		**384**	**377**
Earnings per share attributable to the equity holders of the Company (expressed in € per share):			
– basic		1.12	1.10
– diluted		1.12	1.10

Consolidated balance sheet	Note	30.09.2006 € m	31.12.2005 € m
ASSETS			
Cash and balances with central banks		1,605	1,457
Treasury bills and other eligible bills		1	1
Loans and advances to banks	4	36,672	42,870
Trading securities		1,488	210
Derivative financial instruments	5	6,608	8,147
Other financial assets at fair value through profit or loss		648	586
Loans and advances to customers	6	129,284	116,437
Investment securities - available-for-sale		52,427	58,776
Intangible assets		54	55
Property, plant and equipment		21	24
Deferred taxation		66	52
Other assets		24	15
Total assets		**228,898**	**228,630**
LIABILITIES			
Deposits from banks	8	67,481	67,023
Other deposits		28,996	29,779
Derivative financial instruments and other trading liabilities	5	14,213	17,541
Due to customers	9	11,994	7,672
Debt securities in issue	10	101,015	101,612
Other borrowed funds	11	2,135	2,378
Other liabilities		128	97
Current tax liabilities		150	51
Deferred tax liabilities		117	110
Retirement benefit obligations		58	63
Total liabilities		**226,287**	**226,326**
EQUITY			
Equity attributable to equity holders of the company			
Share capital		106	106
Share premium		1,142	1,142
Retained earnings		1,253	940
Other reserves		110	116
Total equity		**2,611**	**2,304**
Total equity and liabilities		**228,898**	**228,630**

10. Debt securities in issue

	30.09.2006 € m	31.12.2005 € m
Public sector covered bonds	91,603	91,756
Other covered bonds	399	515
Other debt securities in issue	9,013	9,341
	101,015	**101,612**

11. Other borrowed funds

	31.09.2006 € m	31.12.2005 € m
Subordinated debt	1,198	1,422
Profit participation certificates	937	956
	2,135	**2,378**

12. Incentive compensation programme

At 30 September 2006, the Trust established to purchase shares under the Group incentive programme held 8,736,288 shares of DEPFA BANK plc at a cost of € 94 million. Compensation cost relating to the programme recognised in the income statement amounted to € 24 million.

13. Segmental reporting

The Group is organised on a worldwide basis into the following main business segments:

Budget Finance
The Budget Finance segment incorporates the traditional public finance lending business of DEPFA in the form of bond and loan financing with public sector authorities. The Group does not take any interest rate risks within this segment. It also includes all of the Group's funding positions which are recharged to other segments at agreed rates. Unhedged public sector loans and bonds are included in Global markets.

Client Product Services
This area of business comprises the provision of various forms of balance sheet financing as well as off-balance sheet products and services to customers. This segment relates specifically to derivative products, structured transactions, securitisation and advisory services.

Global Markets
Global Markets consists of the Group's unhedged loan and bond books and the Group's trading activities.

16

Infrastructure Finance
Infrastructure Finance relates to financing of infrastructure projects. DEPFA focuses on essential infrastructure i.e. roads, bridges, tunnels and public buildings.

Corporate Centre
This area contains overhead costs, project costs as well as the residual property portfolio of the Deutsche Pfandbriefbank AG and surplus capital.

Expenses incurred centrally, including expenses incurred by support, administrative and back-office functions are charged to the business segments where practical in accordance with their estimated proportionate share of overall activities. Unallocated expenses are retained at the Corporate Centre.

€ m	1 Jan. - 30 September 2006					
	Budget Finance	Infra-structure Finance	Client Product Services	Global Markets	Corporate Centre/ Consolida-tion items	Group
Net Interest Income	265	24	-1	51	-21	318
Non interest revenues	213	12	49	62	7	343
Total operating income	**478**	**36**	**48**	**113**	**-14**	**661**
Operating expenses	**-62**	**-13**	**-17**	**-18**	**-57**	**-167**
Impairment losses	-	-	-	-	-	-
Profit before taxation	**416**	**23**	**31**	**95**	**-71**	**494**
Taxation						-110
Profit for the period						**384**

€ m	1 Jan. - 30 September 2005					
	Budget Finance	Infra-structure Finance	Client Product Services	Global Markets	Corporate Centre/ Consolida-tion items	Group
Net Interest Income	221	15	-	76	-6	306
Non interest revenues	112	3	13	217	-15	330
Total operating income	**333**	**18**	**13**	**293**	**-21**	**636**
Operating expenses	**-62**	**-10**	**-11**	**-27**	**-48**	**-158**
Impairment losses	-	-	-	-	-	-
Profit before taxation	**271**	**8**	**2**	**266**	**-69**	**478**
Taxation						-101
Profit for the period						**377**

14. Contingent liabilities and commitments

	30.09.2006 € m	31.12.2005 € m
Contingent liabilities for guarantees and indemnity agreements	24	29

	30.09.2006 € m	31.12.2005 € m
Loan commitments	23,524	21,471

15. Result from discontinued operations

During the period the Group received refunds of taxes and interest on taxes as a result of tax audits concerning a property company that was sold to Aareal Bank A.G. in preparation for the spin-off of the property business. The period covered by the tax audits was prior to the sale of the property company and prior to the spin-off in 2002 of the property business. Under the contracts between DEPFA and Aareal concerning the spin-off, DEPFA may be obliged to pass the refunds to Aareal and a provision has been made for this potential obligation. The net effect on the Group income statement is therefore nil.

Other details

New commitments

	30.09.2006 € m	30.09.2005 € m
Budget Finance	42,662	59,493
Infrastructure Finance	4,063	338
Client Product Services	925	-
Global Markets	5,262	11,212
	52,912	**71,043**

Primary sales of debt securities including loans

	30.09.2006 € m	30.09.2005 € m
Public sector covered bonds	9,283	21,330
Other debt securities	1,939	4,375
Loans	3,141	2,480
	14,363	**28,185**

Loans consist of borrowings with a maturity of greater than 1 year.

Average number of employees

	30.09.2006	30.09.2005
Average number of employees	555	481

Regulatory capital and capital adequacy ratios in accordance with BIS

Regulatory capital	31.09.2006 € m	31.12.2005 € m
Core capital (Tier I)	2,798	2,976
Supplementary (Tier II)	1,350	1,104
Total regulatory capital	**4,148**	**4,080**

Capital adequacy ratios	30.09.2006	31.12.2005
BIS Risk weighted assets (€ m)	30,791	24,081
Core capital ratio (Tier I)	9.1%	12.4%
Total capital ratio (Tier I and Tier II)	13.5%	16.9%

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements (BIS), Basle Accord regulations to facilitate international comparisons.

Management



Gerhard Bruckermann *(Chairman & CEO)*

Gerhard Bruckermann has been on the Management Board of DEPFA Group since 1991 and has acted as its spokesman since 2000. Since 2002 Gerhard Bruckermann is Chairman & CEO of DEPFA BANK plc. Gerhard Bruckermann previously held senior positions in the Capital Market divisions of Deutsche Bank AG and Westdeutsche Landesbank. The development and expansion of DEPFA's Public Finance Activities are widely credited to Gerhard Bruckermann's initiative and vision.



Matthias Mosler *(Deputy CEO)*

Matthias Mosler joined DEPFA BANK plc on 1st October 2005 as Member of the Executive Committee and became Deputy CEO as of 14 February 2006. Furthermore, he is responsible for Client Relationship Management. Between 2000 and 2005 Matthias Mosler worked for Merrill Lynch where he was CEO of Germany and Vice Chairman of European Equity Capital Markets. He also worked for Goldman Sachs in New York and London as Managing Director in M&A, Corporate Finance and Equity Capital Markets. Matthias Mosler began his career at Deutsche Bank AG where he held positions in Debt Capital Markets and as assistant to the CEO.



Reinhard Grzesik *(CFO)*

Reinhard Grzesik joined DEPFA Group in 1996 serving as head of the Corporate Planning division until 2001. He previously worked in Group Development at Deutsche Bank AG. As a member of the Executive Committee of DEPFA BANK plc, he is, as Chief Financial Officer, responsible for Accounting, Controlling and Corporate Development. In addition, Reinhard Grzesik is in charge of Group Operations.

Bo Heide-Ottosen

Bo Heide-Ottosen joined DEPFA BANK plc in October 2004 as Managing Director and Head of Treasury. He previously held senior management positions in Scandinavia and worked as Executive VP and CFO at Nordic Investment Bank in Helsinki. As a member of the Executive Committee of DEPFA BANK plc, Bo Heide-Ottosen is responsible for the Group's global Treasury, Budget Finance and Global Markets.



Rolf Hengsteler

Rolf Hengsteler joined DEPFA Group in 1999. Prior to this, the mathematician with a PhD in Business Administration worked for more than ten years in various front and back office functions for Frankfurt based Citigroup. As Chief Risk Officer of DEPFA BANK plc, he is responsible for Group Risk Control and IT.



Paul Leatherdale

Paul Leatherdale joined DEPFA in September 1999 to set up the Infrastructure Finance Team in Dublin, which now numbers over 40 people, and has specialist local teams based in most of the Group's offices worldwide. Previously, after completing a business degree, he qualified as a Chartered Accountant and then spent 15 years at Sumitomo Bank in London specialising in real estate, construction and international project finance. As a member of the Executive Committee of DEPFA BANK plc, Paul Leatherdale is responsible for the segment Infrastructure Finance and Advisory Services.



Andrew T. Readinger

Andrew T. Readinger joined DEPFA BANK plc in January 2005 as a Managing Director, Member of the Executive Committee. Prior to joining DEPFA Group, Andrew Readinger held senior positions in Fixed Income, Public Finance and Capital Markets in both New York and London for JP Morgan and Morgan Stanley. As a member of the Executive Committee of DEPFA BANK plc, Andrew Readinger is responsible for Client Product Services and Global Markets.



DEPFA BANK plc
1 Commons Street
Dublin 1, Ireland

Phone +353 1 792-2222
Fax +353 1 792-2211
E-mail: info@depfa.com
Internet: www.depfa.com


DEPFA BANK